SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

    China Cord Blood Corporation

(Name of Issuer)

    Ordinary Shares, $.0001 par value

(Title of Class of Securities)

    G21107100

(CUSIP Number)

    Zheng Ting

48th Floor, Bank of China Tower,

1 Garden Road, Central,

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Jeffrey Maddox, Esq.

Virginia M. Tam, Esq.

Jones Day

29th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong S.A.R.

Telephone: (852) 3189-7318

Facsimile: (852) 2868-5871

    June 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D	Page 2 of 9 Pages

1	Names of Reporting Person Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 29,068,087
8 Shared Voting Power 0
9 Sole Dispositive Power 29,068,087
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,068,087
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 49.0%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,286,506 ordinary shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2009.

CUSIP No. G21107100	13D	Page 3 of 9 Pages

1	Names of Reporting Person Golden Meditech Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 29,068,087
8 Shared Voting Power 0
9 Sole Dispositive Power 29,068,087
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,068,087
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 49.0%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,286,506 ordinary shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on July 7, 2009.

CUSIP No. G21107100	13D	Page 4 of 9 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, $0.0001 par value (the “Ordinary Shares”), issued by China Cord Blood Corporation, a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Item 2.	Identity and Background.

(a) – (c) This statement on Schedule 13D is jointly filed by Golden Meditech Stem Cells (BVI) Company Limited, a British Virgin Islands company (“GM Stem Cells”), and Golden Meditech Company Limited, a Cayman Islands company (“Golden Meditech” and, collectively with GM Stem Cells, the “Reporting Persons”).

Golden Meditech is a healthcare company in China. Golden Meditech currently holds 100.0% of the total equity interest in GM Stem Cells. The address of the principal business and principal office of the Reporting Persons is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of each of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I.

(d) – (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of its respective executive officers and directors named on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the directors and executive officers of the Reporting Persons is set forth in Schedule I.

Item 3.	Source and Amount of Funds and Other Consideration.

GM Stem Cells acquired the shares of the Issuer pursuant to the terms of an Agreement and Plan of Merger, Conversion and Share Exchange (the “Share Exchange Agreement”), dated as of November 3, 2008, under which approximately 93.94% of the shares of China Cord Blood Services Corporation, a Cayman Islands company (“CCBS”), of which GM Stem Cells was a shareholder, were exchanged for shares of the Issuer. The share exchange was consummated on June 30, 2009. GM Stem Cells surrendered all of its shares of CCBS in exchange for 29,068,087 Ordinary Shares.

Under the terms of the Share Exchange Agreement, Zheng Ting, a director of each of the Reporting Persons, became Chairperson and Chief Executive Officer of the Issuer.

Item 4.	Purpose of Transaction.

As described in Item 3, the Reporting Persons obtained the Ordinary Shares for investment purposes. The Reporting Persons disclaim any membership in a group.

CUSIP No. G21107100	13D	Page 5 of 9 Pages

At the date of this Statement, the Reporting Persons, except as set forth in this Statement, do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of July 9, 2009, each of the Reporting Persons beneficially owned 29,068,087 shares of the Issuer’s Ordinary Shares representing approximately 49.0% of the Ordinary Shares issued and outstanding. Zheng Ting, a person named in Item 2, beneficially owns 1,071,994 Ordinary Shares, representing 1.8% of the issued and outstanding Ordinary Shares. The number of Ordinary Shares as to which each Reporting Person has or shares voting or dispositive authority is set forth in Items 7 and 9 of each of the cover pages to this Statement (pages 2 and 3 hereof) relating to each such Reporting Person (which are incorporated into this Item 5 by reference). The percentages were computed based on 59,286,506 Ordinary Shares outstanding as of June 30, 2009, as disclosed in the Issuer’s Form 20-F, filed with the Securities and Exchange Commission on July 7, 2009.

Transactions by the Reporting Persons in the Issuer’s Ordinary Shares effected in the past 60 days are described in Item 3 above.

Zheng Ting acquired the Ordinary Shares upon the consummation of the share exchange described in Item 3 above. Prior to the consummation of the share exchange, Ms. Zheng was a holder of options exercisable for shares of China Stem Cells Holdings Limited, a wholly-owned subsidiary of CCBS (the “CSC Options”), and she exercised her CSC Options on the condition that a new employee stock option scheme would be adopted by the Issuer upon the consummation of the share exchange. The obligations under the CSC Options were assumed by the Issuer, and Ms. Zheng received Ordinary Shares from the Issuer as a result.

CUSIP No. G21107100	13D	Page 6 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Under the terms of the Share Exchange Agreement described in Item 3 above:

•

GM Stem Cells has irrevocably agreed that, during the six months following the consummation of the share exchange (such period, the “Restriction Period”), except with the written consent of the Issuer, it shall not offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any Ordinary Shares received on the date of the consummation of the share exchange.

•

As part of the Issuer’s performance incentive to senior management, the Issuer has agreed to issue and deliver up to 9,000,000 warrants to senior management under certain circumstances, with each warrant representing the right to purchase one Ordinary Share at an exercise price equal to the lower of (i) US$5.00, and (ii) the market price of an Ordinary Share on the date of the issuance of such warrant and having an expiration date on the fifth anniversary of the issuance date thereof (the “Earn-Out Warrants”). The number of Earn-Out Warrants to be awarded, if any, to individual senior management members shall be determined on a case-by-case basis by the compensation committee of the Issuer (or a majority of independent directors or another committee of the board performing similar functions) at the time the Earn-Out Warrants are issued. As Chairperson and Chief Executive Officer of the Issuer, Zheng Ting, a person named in Item 2, may be entitled to receive some of the Earn-Out Warrants.

•

The Issuer has adopted an employee stock option scheme upon the consummation of the share exchange. As Chairperson and Chief Executive Officer of the Issuer, Zheng Ting, a person named in Item 2, may be entitled to receive under the scheme options and other securities exercisable, convertible or exchangeable for the Ordinary Shares (“Employee Options”).

•

Each of GM Stem Cells and Zheng Ting (and their respective successors and permitted assigns) enjoys registration rights in respect of the Ordinary Shares received in the share exchange. Similarly, Ms. Zheng (and her successors and permitted assigns) will also enjoy similar registration rights in respect of the Ordinary Shares underlying any Earn-Out Warrants or Employee Options she may receive in the future.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Agreement and Plan of Merger, Conversion and Share Exchange dated as of November 3, 2008 (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-155579) filed with the Securities and Exchange Commission by Pantheon Arizona Corp. on April 8, 2009)

CUSIP No. G21107100	13D	Page 7 of 9 Pages

Schedule I

Executive Officers and Directors of the Reporting Persons

The following is a list of all executive officers and directors of each of the Reporting Persons and certain other information with respect to each executive officer and director. Unless otherwise indicated, the business address of each of the Reporting Persons’ executive officers and directors is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Executive Officers and Directors of Golden Meditech

Name	Principal Occupation or Employment	Citizenship

Kam Yuen	Chairman	Hong Kong S.A.R.
Jin Lu	Director	PRC
Lu Tian Long	Director	PRC
Zheng Ting	Director	PRC
Cao Gang	Independent Non-Executive Director	PRC
Gao Zong Ze	Independent Non-Executive Director	PRC
Gu Qiao	Independent Non-Executive Director	PRC

Executive Officers and Directors of GM Stem Cells

Name	Principal Occupation or Employment	Citizenship
Kam Yuen	Director	Hong Kong S.A.R.
Zheng Ting	Director	PRC

CUSIP No. G21107100	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2009

Golden Meditech Stem Cells (BVI) Company Limited

By:	/s/ Kam Yuen
Name:	Kam Yuen
Title:	Director

Golden Meditech Company Limited

By:	/s/ Kam Yuen
Name:	Kam Yuen
Tile:	Chairman and Chief Executive Officer